Exhibit 11.  Statement re computation of per share earnings.


          TORCHMARK CORPORATION
    COMPUTATION OF EARNINGS PER SHARE



                                         Three months ended March 31,
                                                1996              1995

    Net income - continuing operations   $76,274,272       $68,333,479
    Discontinued operations                        0           288,000

    Net income                            76,274,272        68,621,479
    Preferred dividends                            0                 0

    Net income available to common shareh$76,274,272       $68,621,479

    Weighted average shares and common
      stock equivalents outstanding       71,715,019        71,542,501

    Primary earnings per share:
      Net income - continuing operations       $1.06             $0.96
      Discontinued operations                   0.00              0.00

      Net income                               $1.06             $0.96